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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of July, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated July 4, 2006 of Falconbridge Limited regarding "Clearance by European Commission Removes Final Regulatory Condition to Inco's Acquisition of Falconbridge".
Exhibit 99.2	News Release dated July 4, 2006 of Falconbridge Limited regarding "Falconbridge Announces Webcast of Second Quarter 2006 Financial Results Conference Call".
Exhibit 99.3	News Release dated July 7, 2006 of Falconbridge Limited regarding "Falconbridge Reiterates Recommendation to Shareholders — Xstrata Failed to Improve its Offer; Shareholders Urged to Tender to Superior Inco Offer".
Exhibit 99.4	News Release dated July 13, 2006 of Falconbridge Limited regarding "Falconbridge Responds to Revised Offers".
Exhibit 99.5	News Release dated July 16, 2006 of Falconbridge Limited regarding "Falconbridge Limited Declares Special Dividend of C$0.75 per Common Share".
Exhibit 99.6	News Release dated July 19, 2006 of Falconbridge Limited regarding "Falconbridge Responds to Revised Xstrata Offer".
Exhibit 99.7	News Release dated July 24, 2006 of Falconbridge Limited regarding "Falconbridge Reaffirms Support for Inco Offer — Cites Strong Market Fundamentals and Positive Outlook, Absence of Conditions and Higher Implied Market Value of Inco Offer, Inco Combination Creates Exceptional Earnings Potential and Shareholder Value Creation".
Exhibit 99.8	News Release dated July 27, 2006 of Falconbridge Limited regarding "Falconbridge Encourages Shareholders to Tender to Inco Offer".
Exhibit 99.9	News Release dated July 28, 2006 of Falconbridge Limited regarding "Inco bid for Falconbridge Fails to Meet Minimum Tender Condition of 50.01% — Falconbridge Board of Directors to Review Alternatives".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
August 4, 2006
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	News Release dated July 4, 2006 of Falconbridge Limited regarding "Clearance by European Commission Removes Final Regulatory Condition to Inco's Acquisition of Falconbridge".
Exhibit 99.2	News Release dated July 4, 2006 of Falconbridge Limited regarding "Falconbridge Announces Webcast of Second Quarter 2006 Financial Results Conference Call".
Exhibit 99.3	News Release dated July 7, 2006 of Falconbridge Limited regarding "Falconbridge Reiterates Recommendation to Shareholders — Xstrata Failed to Improve its Offer; Shareholders Urged to Tender to Superior Inco Offer".
Exhibit 99.4	News Release dated July 13, 2006 of Falconbridge Limited regarding "Falconbridge Responds to Revised Offers".
Exhibit 99.5	News Release dated July 16, 2006 of Falconbridge Limited regarding "Falconbridge Limited Declares Special Dividend of C$0.75 per Common Share".
Exhibit 99.6	News Release dated July 19, 2006 of Falconbridge Limited regarding "Falconbridge Responds to Revised Xstrata Offer".
Exhibit 99.7	News Release dated July 24, 2006 of Falconbridge Limited regarding "Falconbridge Reaffirms Support for Inco Offer — Cites Strong Market Fundamentals and Positive Outlook, Absence of Conditions and Higher Implied Market Value of Inco Offer, Inco Combination Creates Exceptional Earnings Potential and Shareholder Value Creation".
Exhibit 99.8	News Release dated July 27, 2006 of Falconbridge Limited regarding "Falconbridge Encourages Shareholders to Tender to Inco Offer".
Exhibit 99.9	News Release dated July 28, 2006 of Falconbridge Limited regarding "Inco bid for Falconbridge Fails to Meet Minimum Tender Condition of 50.01% — Falconbridge Board of Directors to Review Alternatives".

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SIGNATURES
Exhibit Index